Exhibit 99.1

AYR Wellness Announces Result of Article 9 Public Auction, Initiation of Sale of Core Assets to its Senior Lenders

MIAMI, November 11, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR”) together with its affiliates and subsidiaries (collectively, the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces that the public foreclosure auction (the “Sale”) contemplated by the Restructuring Support Agreement dated July 30, 2025 (the “RSA”), resulted in the credit bid submitted by the Company’s senior noteholders (the “Senior Noteholders”) being deemed the successful bid to acquire ownership through a newly formed acquisition vehicle (“NewCo”) of certain collateral assets and equity interests of specified subsidiaries in Florida, New Jersey, Nevada, Ohio, Massachusetts, Pennsylvania and Virginia (the “Assets”), which collectively represent the core operations of the Company.

Scott Davido, interim Chief Executive Officer of AYR, said, “The completion of the public auction and winning bid by AYR’s Senior Noteholders successfully brings AYR over one of the largest remaining milestones in our restructuring process.”

As further contemplated by the RSA, in the coming days the Company expects to (i) sign a Master Purchase Agreement (the “MPA”), to formally begin the process seeking all the necessary regulatory approvals to transfer ownership of the Assets to NewCo, and (ii) commence proceedings under the Companies’ Creditors Arrangement Act in British Columbia to facilitate a court-supervised winding-down of the existing AYR corporate parent entity.

Odyssey Trust Company, in its capacity as collateral trustee for the Company’s Senior Noteholders, conducted the Sale in accordance with Article 9 of the Uniform Commercial Code, at the direction of Senior Noteholders holding a majority of the outstanding senior notes. The auction for the Sale was held on November 10, 2025, at 10.00 a.m. (Eastern Time) virtually via Zoom.

“With clarity on who will be the go-forward owners of AYR’s core Assets, the Company will continue operating the core Assets in the ordinary course subject to the terms of the MPA while simultaneously seeking all the necessary regulatory approvals to transfer of the Assets and licenses to NewCo and continuing the process of winding down the existing AYR corporate parent entity and non-core assets and certain subsidiaries. Throughout this entire process, we will continue to deliver the same high quality products and services to our customers and continue a process of strategically growing our footprint and enhancing our offerings,” said Davido.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the timing of the transfer of the Assets, the commencement of the CCAA proceedings, and the Company’s restructuring activities and the transition of its operations. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks and uncertainties include, among others, those described in the Company’s public filings, the ability to satisfy conditions and milestones under the RSA, market and regulatory factors, and other risks inherent in the cannabis industry. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated U.S. multi-state cannabis operator with over 90 licensed retail locations across Florida, Pennsylvania, New Jersey, Ohio, Nevada, and Virginia. The Company cultivates, manufactures, and retails a broad portfolio of high-quality cannabis products, supporting both medical patients and adult-use consumers. AYR also offers a growing suite of CPG brands—including Kynd, Haze, and Later Days—designed to meet a wide range of consumer needs across its markets.

For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397